

December 11, 2014

Via E-mail
Sharon A. Barbari
Chief Financial Officer
Cytokinetics, Inc.
280 East Grand Avenue
South San Francisco, CA 94080

> **Re: Cytokinetics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 7, 2014**
> **File No. 0-50633**

Dear Ms. Barbari:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 7 – Related Party Transactions
Research and Development Arrangements, page 92

1. Please address the following related to your amended agreement with Amgen in June 2013 in which you recognized $17.2 million in license revenue in the fourth quarter of 2013:

    - Please tell us what consideration was given to accounting for the amendment to the Amgen agreement as a material modification. Refer to ASC 605-25-65-1.
    - Please provide proposed disclosure to be included in future periodic reports explaining the factors that you considered in concluding that the license had stand-alone value.
    - You state that all conditions necessary for revenue recognition under ASC 605-10 had been satisfied in the fourth quarter of 2013. If you believe the license had stand-

        alone value, please tell us why revenue recognition did not occur until the fourth quarter of 2013.

- Your accounting policy on page 85 states that non-refundable license fees are recognized as revenue as the Company performs under the applicable agreement. Please provide proposed disclosure to clarify your accounting policy when the license has stand-alone value.

2. You state on pages 93 and 94 that you are eligible to receive $650 million of pre-commercialization and commercialization milestones relating to your Amgen agreement and $250 million of development and commercialization milestones relating to your Astellas agreement. For each agreement, please provide us proposed disclosure to be included in future periodic reports indicating the nature of each milestone and its amount. Refer to ASC 605-28-50.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Senior Staff Accountants Mary Mast at (202) 551-3613 or Frank Wyman at (202) 551-3660 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                Sincerely,

                /s/ Jim B. Rosenberg

                Jim B. Rosenberg
                Senior Assistant Chief Accountant